UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

FOR THE MONTH OF AUGUST, 2014

COMMISSION FILE NUMBER:  001-34491

DRAGONWAVE INC.

(Translation of registrant’s name into English)

411 Legget Drive, Suite 600

Ottawa, Ontario, K2K 3C9

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☐ Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

The following are exhibits issued by DragonWave Inc.:

Exhibit Number	Description
99.1	Press Release dated August 1, 2014—DragonWave Inc. Closes C$28.7 Million Public Offering of Units Including Full Exercise of the Over-Allotment Option

99.2	Warrant Indenture between DragonWave Inc. and Computershare Trust Company of Canada as the Warrant Agent

99.3	Form of Warrant Certificate (included in Exhibit 99.2 hereto)

99.4	Material Change Report, dated August 1, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAGONWAVE INC.
(Registrant)

By:	/s/ Russell Frederick
Name:	Russell Frederick
Title:	Chief Financial Officer

Date:   August 1, 2014